# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GBANK FINANCIAL HOLDINGS INC., CIK 0001791145
CUSIP: 36166F100
Title of class of securities: Common Stock, par value $.0001 per share
Address of issuer's principal executive offices: 9115 W. RUSSELL RD,, SUITE 110,, LAS VEGAS,, Nevada (NV), 89148
Date of event which requires filing of this statement: 04/29/2025
Filed by CIK 0001331633
Persons authorized to receive notices and communications: Henry E. Lichtenberger, 410 South Rampart Boulevard, Suite 350,, Las Vegas, Nevada (NV), 89145, (702) 360-6000

## Reporting persons
- Edward M. Nigro (CIK 0001331633): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,158,287; shared voting power 0; sole dispositive power 1,158,287; shared dispositive power 0; aggregate amount beneficially owned 1,158,287 (8.1% of the class)
  Comment: (1) 15,900 Shares are held by 2000 Universal Holdings, LLC, a Nevada limited liability company, and 653,869 Shares are held by 1990 Sovereign Holdings, LLC, a Nevada limited liability company. The Reporting Person is the Manager for each of the entities exercises sole voting and dispositive power over such shares. Also, includes 80,000 Shares held by the GBank 401K PSP & Trust FBO Edward Nigro and 83,500 Shares held by GBank ROTH 401K PSP & Trust FBO Edward Nigro of which the Reporting Person exercises sole voting and dispositive power of such shares.
  (2) Based on 14,273,519 shares of Common Stock issued and outstanding in the Issuer's final prospectus on Form 424 filed with the Securities and Exchange Commission (the "SEC") on April 25, 2025.
- 2000 Universal Holdings LLC (CIK 0002058650): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 15,900; shared voting power 0; sole dispositive power 15,900; shared dispositive power 0; aggregate amount beneficially owned 15,900 (0.1% of the class)
  Comment: (1) Based on 14,273,519 shares of Common Stock issued and outstanding in the Issuer's final prospectus on Form 424 filed with the SEC on April 25, 2025.
- 1990 Sovereign Holdings LLC (CIK 0002058649): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 653,869; shared voting power 0; sole dispositive power 653,869; shared dispositive power 0; aggregate amount beneficially owned 653,869 (4.6% of the class)
  Comment: (1) Based on 14,273,519 shares of Common Stock issued and outstanding in the Issuer's final prospectus on Form 424 filed with the SEC on April 25, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.0001 per share
Name of issuer: GBANK FINANCIAL HOLDINGS INC.
Address of issuer's principal executive offices: 9115 W. RUSSELL RD,, SUITE 110,, LAS VEGAS,, Nevada (NV), 89148

## Item 2. Identity and Background
Name of person filing: Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of Edward M. Nigro ("Nigro"), GBank 401K PSP & Trust FBO Edward Nigro, GBank ROTH 401(k) PSP & Trust, 2000 Universal Holdings, LLC, a Nevada limited liability company, and 1990 Sovereign Holdings, LLC, a Nevada limited liability company, all of such persons and entities being referred to herein as "Reporting Persons." Additional, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following (the "Controlling Persons"): 2000 Universal Holdings, LLC, a Nevada limited liability company and 1990 Sovereign Holdings, LLC, a Nevada limited liability company. The Reporting Person and the Controlling Persons are making this single, joint filing because they may deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.
Residence or business address:
The principal business address for Mr. Nigro is 9115 West Russell Road, Suite 210, Las Vegas, Nevada 89148.

The principal business address of 2000 Universal Holdings, Inc. is 9115 West Russell Road, Suite 210, Las Vegas, Nevada 89148

The principal business address of 1990 Sovereign Holdings, LLC is 9115 West Russell Road, Suite 210, Las Vegas, Nevada 89148
Present principal occupation or employment:
Edward Nigro's principal occupation or employment is serving as the Executive Chairman of the Issuer along with handling various investments.

2000 Universal Holdings, LLC is a Nevada limited liability company, the principal business of which is investments.

1990 Sovereign Holdings, LLC is a Nevada limited liability company, the principal business of which is investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: All of the natural persons listed in Item 2(a) are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Edward M. Nigro, Personal Funds $2,436,959.35(1)

2000 Universal Holdings, LLC, Working Capital $164,305.10

1990 Sovereign Holdings, LLC, Working Capital $1,483,495.75

(1) On May 16, 2022, Edward Nigro entered into a Promissory Note with the Issuer in the amount of $76,462.50 (the "Note") with the proceeds used to acquire 50,975 shares of Common Stock upon the exercise of on options that the Mr. Nigro held in the Issuer (the "Purchased Shares"). The material terms of the Note were: (i) an interest rate of 2.51% per annum; (ii) annual interest only payments in arrears no later than the 15th day of the applicable calendar year with the first payment due on January 15, 2023; (iii) scheduled maturity date of May 16, 2031; and (iv) execution and delivery of a Pledge Agreement covering the Purchased Shares, While the Note was outstanding, the Purchased Shares were subject to that certain Assignment, Pledge and Security Agreement dated May 16, 2022 by Edward Nigro as the Borrower and the Issuer as the Secured Party (the "Pledge Agreement"). A copy of the Note and Pledge Agreement are attached hereto as Exhibits 1 and 2, respectively. On March 12, 2025, the Reporting Person paid in full the Note to the Issuer. Upon said payment, both the Note and Pledge Agreement were deemed satisfied in full and each were terminated.

## Item 4. Purpose of Transaction
Purpose of transaction:
All of the shares of Common Stock reported herein were acquired for investment purposes.

The Reporting Persons intend to evaluate their investment in the Common Stock on a continual basis. Other than as expressly set forth below, the Reporting Persons do not have any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer's operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in this Item 4. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in this Item 4 or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of shares of Common Stock or other convertible securities of the Issuer or disposal of all or any portion of the shares of Common Stock or other securities of the Issuer otherwise acquired by the Reporting Person, either in the open market or privately negotiated transactions, with or without prior notice.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5. The following sentence is based on 14,273,519 shares of Common Stock issued and outstanding in the Issuer's final prospectus on Form 424 filed with the SEC on April 25, 2025.. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 1,158,287 shares of Common Stock, which constitutes approximately 8.1% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this paragraph (c), to the best knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Each of 2000 Universal Holdings LLC and 1990 Sovereign Holdings LLC has given Edward Nigro the authority to invest the funds of each of those entities in securities (including shares of Common Stock of the Issuer), hold, vote and dispose of securities (including shares of Common Stock of the Issuer) and file this Schedule 13D."

Other than the Note, Pledge Agreement and Joint Filing Agreement filed as Exhibits 1, 2 and 99.1, respectively to this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer."]

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 $76,462.50 Promissory Note dated May 16, 2022 by Edward M. Nigro as Borrower and GBank Financial Holdings Inc as the Lender
2 Assignment, Pledge and Security Agreement dated May 16, 2022 by Edward M. Nigro as Borrower and GBank Financial Holdings Inc. as the Lender.
99.1 Joint Filing Agreement

## Signatures
- Edward M. Nigro: /s/ Edward M. Nigro, Individual (05/02/2025)
- 2000 Universal Holdings LLC: /s/ Edward M. Nigro, Manager (05/02/2025)
- 1990 Sovereign Holdings LLC: /s/ Edward M. Nigro, Manager (05/02/2025)